UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

THE PARKING REIT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

55387R 107

(CUSIP Number)

Michael V. Shustek

9130 W. Post Road, Suite 200

Las Vegas, NV 89148

(702) 534-5577

Vestin Realty Mortgage II, Inc. and Vestin Realty Mortgage I, Inc.

9130 W. Post Road, Suite 130

Las Vegas, NV 89148

702-227-0965

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55387R 107

1	NAME OF REPORTING PERSONS Vestin Realty Mortgage II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,094,067 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,094,067 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,094,067 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Includes 9,107 shares of common stock, par value $0.0001 per share (the “Common Stock”), of The Parking REIT, Inc., a Maryland corporation (the “Issuer”), owned by Vestin Realty Mortgage II, Inc., a Maryland corporation (“VRM II”) through its ownership in MVP Capital Partners II (the “Sponsor”). VRM II is the managing member of the Sponsor.

(2)	Based on 7,727,697 shares of Common Stock issued and outstanding as of December 31, 2020.

CUSIP No. 55387R 107

1	NAME OF REPORTING PERSONS Vestin Realty Mortgage I, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 616,834
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 616,834
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 616,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 7,727,697 shares of Common Stock issued and outstanding as of December 31, 2020.

CUSIP No. 55387R 107

1	NAME OF REPORTING PERSONS Michael V. Shustek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,724,324(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,724,324(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,724,324(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%(3)
14	TYPE OF REPORTING PERSON IN

(1)

Includes 2,418 shares held by Peggy M. Shustek Trust, FBO Andrew M. Shustek. Peggy M. Shustek is Mr. Shustek’s spouse and Andrew M. Shustek is his son. Includes 11,005 shares held by Michael V. Shustek LLC, a company wholly owned by Mr. Shustek.

(2)

Includes 616,834 shares directly owned by Vestin Realty Mortgage I, Inc., a Maryland corporation (“VRM I”), 1,084,960 shares directly owned by VRM II, and 9,107 shares indirectly beneficially owned by VRM II through its ownership of, and as the managing member of, the Sponsor. Mr. Shustek is a director and chief executive officer of each of VRM I and VRM II and beneficially owns approximately 55% and 52% of VRM I and VRM II, respectively. Mr. Shustek disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(3)	Based on 7,727,697 shares of Common Stock issued and outstanding as of December 31, 2020.

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to shares of common stock, $0.0001 par value per share (the “Common Stock”) of the Parking REIT, Inc., a Maryland corporation (the “Company”). This Amendment amends the Schedule 13D filed with the SEC on January 11, 2018, as amended by the Amendment No. 1 filed on May 7, 2019, Amendment No. 2 filed on January 14, 2020, Amendment No. 3 filed on June 4, 2020 and Amendment No. 4 filed January 8, 2021 (collectively, the “Schedule”). This Amendment is filed to report the entering into of an equity purchase and contribution agreement (the “Purchase Agreement”) by and among Michael Shustek, VRM I and VRM II (collectively, the “Reporting Persons”), the Company, MVP REIT II Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), and Color Up, LLC, a Delaware limited liability company (the “Purchaser”) affiliated with Bombe Asset Management LLC, a Cincinnati, Ohio based alternative asset management firm (“Bombe”). Except as otherwise specified in this Amendment, all previous Items from the Schedule are unchanged.

Item 4 and Item 6.	“Purpose of Transaction” and “Contracts, Arrangements, Understandings Or Relationships with Respect to Securities of the Issuer”.

Item 4 and Item 6 is each hereby supplemented by the following:

“On January 8, 2021, the Company, the Reporting Persons, the Operating Partnership, and the Purchaser entered into the Purchase Agreement. The transactions contemplated by the Purchase Agreement are referred to herein collectively as the “Transaction.”

Primary Provisions Involving the Reporting Persons.

The Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, at the closing of the Transactions (the “Closing”), among other things:

•

The Reporting Persons will (a) contribute 175,000 shares of Company Common Stock to a settlement escrow or equivalent vehicle to be established in accordance with a contemplated Settlement[1] (the “Settlement Escrow”) and (b) surrender its claim to 400,000 shares of Company Common Stock due to MVP Realty Advisors, LLC, an affiliate of the Reporting Persons (the “Advisor”), from the Company on December 31, 2021 under the Contribution Agreement dated as of March 29, 2019; and

•

the Purchaser will purchase (a) 1,549,324 shares of Company Common Stock from the Reporting Persons and its affiliates and (b) 175,000 shares of Company Common Stock from the Settlement Escrow, in each case, at a price of $11.75 per share.

Following the Closing, the Reporting Persons will not beneficially own any securities of the Company.

The Purchase Agreement provides that the Company will enter into an amendment to the services agreement, dated as of March 29, 2019, between, among others, the Company and the Advisor, to provide that upon Closing, the Advisor will be entitled to receive a one-time consulting fee in an amount equal to $800,000 in lieu of four annual payments of $200,000 for the services set forth therein.

The Purchase Agreement provides that the Company will enter into an assignment of claims, causes of action, and proceeds (the “Assignment of Litigation Agreement”) pursuant to which (i) the Company will assign to the Reporting Persons all of the Company’s right title, interest, and benefits, whether legal, equitable, or otherwise, in and to any and all of the claims and causes of action that the Company may have against certain parties and any amounts that may be recovered or awarded to the Reporting Persons on such claims and (ii) the Reporting Persons will indemnify the Company against all liabilities in connection with the assignment.

[1]

On November 20, 2020, the Company entered into a term sheet (the “Term Sheet”) regarding an agreement in principle for resolution of pending putative class action litigation in which the Company is a defendant (the “Settlement”). The Term Sheet, which is subject to certain contingencies, and provides among other things that: (a) a formal Stipulation of Settlement shall be negotiated and executed and then submitted to the Circuit Court for Baltimore City, Maryland for review and approval, with notice to a class of stockholders; and (b) the parties will cooperatively take such steps as may be necessary to have the decision of the Circuit Court for Baltimore City, Maryland resolve all of the pending putative class action litigation.

At Closing, Mr. Shustek will resign as a director and officer of the Company and its subsidiaries, and Manuel Chavez of Bombe will become the Chief Executive Officer of the Company and Stephanie Hogue of Bombe will become the President of the Company. At Closing, the Board of Directors will consist of seven directors, and the Purchaser will have the right to nominate five members of the Board of Directors. The remaining two directors will be Shawn Nelson, a current independent director of the Board of Directors, and one new independent director to be designated by the Company prior to the Closing.

Additional Provisions and Agreements not Primarily Involving the Reporting Persons

Also under the Purchase Agreement:

•

the Operating Partnership will issue to the Purchaser a number of newly- issued common units of limited partnership of the Operating Partnership (“OP Units”) equal to (a) the sum of (x) $39,000,000 (less the outstanding principal amount of the Loan or the Advance (each as described below), if any), plus (y) the value of all of the issued and outstanding equity interests of certain property owning entities (the “Contributed Interests”), determined in accordance with the Purchase Agreement, divided by (b) $11.75 (the “OP Unit Consideration”), which OP Unit Consideration will be subject to adjustment for customary real estate prorations;

•

the Purchaser will contribute to the Operating Partnership (a) cash consideration of $35,000,000, less principal amounts outstanding under the Loan or the Advance (as defined), if any, (b) certain technology and (c) the Contributed Interests;

•

the Company will issue to the Purchaser warrants (the “Warrants”) to purchase up to 1,702,128 shares of Company Common Stock, at an exercise price of $11.75 per share for an aggregate cash purchase price of up to $20,000,000; and

•

the Purchaser has agreed that, as promptly as practicable after the Closing, it will commence a tender offer (the “Tender Offer”) to purchase up to 900,506 shares of Company Common Stock, or 1,075,506 shares of Company Common Stock if increased pursuant to the terms of the Purchase Agreement (the “Offer Amount”), at a price of $11.75 per share.

The Purchase Agreement also contemplates certain additional agreements between the Purchaser and the Company, and in certain instances, the Operating Partnership, such as an amended and restated agreement of limited partnership of the Operating Partnership, tax matters agreement, stockholders agreement and registration rights agreement. Reference is made to the Company’s Form 8-K dated January 14, 2021 filed with the SEC for additional information regarding these additional agreements and terms of the Purchase Agreement.

Closing and Termination of the Purchase Agreement.

The consummation of the Transaction is expected to close in the second quarter of 2021, and is subject to the satisfaction by the Company of certain closing conditions, including, among others, (i) the Company has received a conditional resignation letter from existing director Shawn Nelson, (ii) the Company shall have an authorized Board of Directors consisting of seven directors, which shall be comprised of persons designated pursuant to the terms of the Stockholders’ Agreement, five of whom shall be nominated by the Purchaser and not have previously served on the Board of Directors, (iii) Mr. Shustek shall have resigned as a director and officer of the Company and its subsidiaries, (iv) the Circuit Court for Baltimore City, Maryland shall have entered a judgment of dismissal and approval for a class settlement of certain pending putative class action litigation in which the Company is a defendant (the “Settlement Condition”) and (v) the Purchaser shall have received written correspondence from the Securities and Exchange Commission stating that it does not intend to recommend any enforcement action against the Company. In addition, the consummation of the Transaction is subject to certain customary closing conditions, including, among others, (i) the absence of any order or law preventing, enjoining, prohibiting or making illegal the consummation of the Transaction, (ii) the accuracy of each party’s representations and warranties, subject to customary materiality or material adverse effect qualifications, (iii) each party’s material performance of its obligations and compliance with its covenants and (iv) the absence of a material adverse effect with respect to any party.

The Purchase Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following: (i) by the applicable parties’ mutual consent, (ii) by the Company, the Reporting Persons or the Purchaser if (a) the Transaction is prohibited by law or (b) the Transaction has not been consummated on or prior to June 30, 2021 or, if all the conditions other than receipt of certain consents from the Company’s lenders and the Settlement Condition have been met, such deadline may be extended to a date that is no later than September 30, 2021 (the latest of any of such dates, the “Outside Date”), (iii) by the Company if the Board of Directors authorizes the Company to enter into an Acquisition Agreement with respect to a Superior Proposal, (iv) by the Purchaser if (a) the Company has authorized, entered into, or announced its intention to enter into an Acquisition Agreement or (b) a Company Adverse Recommendation Change shall have occurred or (v) by the non-breaching party in the event of a material breach of a representation, warranty, covenant or other agreement by such party that (a) results in the failure to satisfy a closing condition of the breaching party and that is not cured within 60 days of the nonbreaching party notifying the breaching party of such breach. In the event the Purchase Agreement is terminated (i) by the Company in connection with the authorization of an Acquisition Agreement with respect to a Superior Proposal or (ii) by the Purchaser if (a) the Company has authorized, entered into, or announced its intention to enter into an Acquisition Agreement or (b) a Company Adverse Recommendation Change shall have occurred, the Company shall be required to pay the Purchaser a termination fee in an amount equal to $3,178,000 plus all Purchaser expenses.

Equity Commitment Letter and Asset Commitment Letter

In connection with the entry into the Purchase Agreement, the Purchaser entered a commitment letter (the “Equity Commitment Letter”) with certain investors (collectively, the “Investors”), pursuant to which the Investors agreed that at Closing, they will contribute $65 million in cash to the Purchaser. The Company and the Reporting Persons are express and intended third party beneficiaries of the Equity Commitment Letter and are entitled to seek (i) monetary damages in the event of a breach and (ii) injunctive relief, specific performance or other equitable relief to prevent breaches of the Equity Commitment Letter.

In connection with the entry into the Purchase Agreement, the Purchaser and Bombe entered a commitment letter (the “Asset Commitment Letter”) with the third-party owners of certain of the Contributed Interests (collectively, the “Property Owners”), pursuant to which the Property Owners and Bombe agreed that at Closing, they will contribute the Contributed Interests and $1 million in cash to the Purchaser. The Company and the Reporting Persons are express and intended third party beneficiaries of the Asset Commitment Letter and are entitled to seek (i) monetary damages in the event of a breach and (ii) injunctive relief, specific performance or other equitable relief to prevent breaches of the Asset Commitment Letter.

Incorporation by Reference of Purchase Agreement

The foregoing descriptions of the Purchase Agreement and the Transaction and related agreements do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Purchase Agreement, which is incorporated herein by reference.”

Item 7.	“Material to be Filed as Exhibits”

The Equity Purchase and Contribution Agreement, dated as of January 8, 2021, by and among The Parking REIT, Inc. MVP REIT II Operating Partnership, L.P., Michael V. Shustek, Vestin Realty Mortgage II, Inc., Vestin Realty Mortgage I, Inc. and Color Up, LLC is incorporated by reference to Exhibit 10.1 of the Form, 8-K filed by the Company with the Securities and Exchange Commission on January 14, 2021. Schedules and certain Exhibits were omitted from the Company’s filing on Form 8-K pursuant to Item 601(b)(2) of Regulation S-K. The Reporting Persons agree to furnish supplementally a copy of any omitted schedule to the SEC upon request, provided, however, that the Reporting Persons may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act, as amended, for any schedule or exhibit so furnished.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2021

Vestin Realty Mortgage II, Inc.

/s/ Michael V. Shustek
Name: Michael V. Shustek
Title: Chairman and Chief Executive Officer

Vestin Realty Mortgage I, Inc.

/s/ Michael V. Shustek
Name: Michael V. Shustek
Title: Chairman and Chief Executive Officer

Michael V. Shustek

/s/ Michael V. Shustek